Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2006
(expressed in Canadian dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis, prepared as of November 1, 2006, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at September 30, 2006 and the results of its operations and cash flows for the three-month and nine-month periods then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2005 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events. General risk factors inherent to the Company are described in the Company’s Annual Information Form for the Year Ended December 31, 2005.

DESCRIPTION OF THE BUSINESS AND
SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (the “Company”) is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its advanced stage Gualcamayo gold property in San Juan province, Argentina.

On August 16, 2006, the Company and Yamana Gold Inc. “Yamana”, a Canadian public company, issued a joint news release announcing Yamana had agreed to make a take-over bid to acquire all of the outstanding common shares of the Company in exchange for Yamana common shares, at 0.97 of a Yamana share for each share of the Company. The directors of the Company recommended acceptance of the offer by Yamana.

On September 6, 2006, the Company announced a new independent resource estimate of three main zones for the Gualcamayo resource of approximately 2.1 million ounces Measured and Indicated and 0.7 million ounces Inferred using a 0.5 gram per tonne Au cutoff in an updated technical report prepared by an independent Qualified Person which report was SEDAR filed September 14, 2006.

Effective October 13, 2006, the Company was acquired by Yamana and on October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6 % of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extent permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange as soon as practicable following consummation of the transaction.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

In the 2006 year to date, the Company has continued drilling on the Gualcamayo property, in the QDD deposit area with infill, step out and deep drilling which has demonstrated it to be a large, well-defined gold deposit that remains open to expansion, as well as drilling in regional exploration target areas. Subsequent to release of the above-referred new resource estimate, drilling focused on the lower west area of QDD has encountered a new zone of mineralization. With the grades and thickness encountered to date in this zone, the potential to increase the current resource base is excellent and this zone could provide underground potential longer term.

The Environmental Impact Statement is complete and is expected to be submitted early in November 2006 following final checks. The updated Preliminary Economic Assessment study is expected to be completed in the mid fourth quarter of 2006 and the final feasibility followed by a production decision in the second quarter of 2007. Ongoing site development continues and road construction has been completed to allow access to the entire Gualcamayo regional exploration district.

Engineering work for the updated Preliminary Economic Assessment and feasibility studies are progressing. The current focus is on issuing final reports on the geotechnical pit slope, waste dump, leach pad and peer review studies. Metallurgical test-work for the plant design has been completed and the plant layouts are being finalized for capital cost estimation purposes.

The Company has signed earn-in agreements on two of its 3 properties located in the High Andes of San Juan province on which field programs are planned during the November to April 2006/07 exploration season.

As at September 30, 2006, the Company has in excess of $69 million in cash, of which approximately $59 million is available to advance the Gualcamayo project and the Company’s regional exploration programs.

During the nine months ended September 30, 2006, the Company:

-

with a syndicate of underwriters, completed a $60 million bought deal financing in February consisting of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share;

-	announced appointments of additional key senior personnel and the engineering consultants for the feasibility study and the appointment of Mr. John Ivany as a director of the Company;
-	was approved for listing on the American Stock Exchange;
-	signed an option agreement on the Evelina property with Corex Gold Corporation;
-

carried out definition, geotechnical and exploration drilling within the Gualcamayo project that included 148 holes covering 28,352 metres, certain of which were in progress at September 30 at which time there were three diamond drill and one reverse circulation rigs on site;

-	included in the above are 17 holes of reverse circulation drilling covering 2,156 metres targeting molybdenum mineralization;
-	carried out a regional aeromagnetic survey on the Gualcamayo and Salamanca properties which, together with previously completed surface mapping and sampling, identified several new drill targets;
-	completed the new access road to the project, roads within the area of the proposed pit and road construction allowing access to the entire Gualcamayo district and drill targets;

-	continued regional exploration on the Gualcamayo land holdings, including a limited reverse circulation drill program;
-

continued technical engineering and geotechnical studies in connection with the updated Preliminary Economic Assessment, baseline study for the Environmental Impact Statement and concurrently began the feasibility study;

-	advanced column leach testing, pad location and design, water, waste water/sewage and power supply studies;
-	completed the first phase of a fines losses limited drill program to assist in determining whether loss of fines during diamond drilling may be understating the true grade of the mineralized zone;
-	held a series of well received community meetings and continued to develop its community relations program and liaisons with provincial, municipal and local officials;
-	completed expansion of the camp by 60 persons to accommodate a total 160 persons;
-	in a joint news release with Yamana on August 16, 2006, announced Yamana had agreed to make a take-over bid to acquire all of the outstanding shares of the Company; and
-	on September 6, 2006, announced a new independent resource estimate which increased the previous 2004 estimate by approximately 56%.

RESULTS OF OPERATIONS

For the three months ended September 30, 2006 (the “2006 third quarter”) as compared to the three months ended September 30, 2005 (the “2005 third quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for interest income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its advanced stage Gualcamayo gold property in Argentina. In support of this activity, for the 2006 third quarter, the Company had a loss of $1,714,027 as compared to a loss of $75,071 for the 2005 third quarter. A significant component of operating expense in the 2006 third quarter are take-over bid expenses of $1,393,509 and $402,666 of stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation. Stock-based compensation recorded in the 2005 third quarter was nil. Before consideration of the non-cash stock-based compensation, in the 2006 third quarter the Company had a loss for the period of $1,311,361 as compared to the above-referred loss of $75,071 for the 2005 second quarter. The relative increase in the loss is primarily a result of the take-over bid expenses in the current period. Interest income generated primarily by the proceeds invested from financings was $735,116 in the 2006 third quarter as compared to $157,791 in the 2005 third quarter.

The Loss Before The Following in the 2006 third quarter excluding stock-based compensation is $634,856 as compared to $304,521 in the 2005 third quarter. The relative increase in spending is a result of an increase in cash compensation due to increased activity and in professional fees incurred in connection with an ongoing control certification support assignment which began in the fall of 2005 to assist the Company in maintaining compliance with regulatory requirements. In the 2006 third quarter, Company representatives attended two industry conferences in North America and gave marketing presentations in North America and Europe.

Capitalized Exploration Expenditures:

In the 2006 third quarter, $7,407,387 was spent substantially all on the Gualcamayo property, including non-cash $1,314,154 stock-based compensation to project geologists, engineers and personnel. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, technical engineering, geotechnical studies and baseline study for the Environmental Impact Statement, roads to access the proposed pit area, roads to and drill pads for the Quebrada Perdida and other regional Gualcamayo exploration targets and purchase of vehicles and equipment, as compared to $2,911,029 spent in the 2005 third quarter substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including completion of a second camp and kitchen on site and the start of construction on an access road to the project. Included in cumulative deferred exploration expenditures at September 30, 2006 is $3,351,389 of Argentine value added tax. The Company has filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2006 third quarter is $99,268, inclusive of $735,116 interest income as compared to cash used in the 2005 third quarter of $113,076 in which period the interest income was $157,791.

Cash used in investing activities in the 2006 third quarter of $6,197,435 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the 2005 third quarter, cash of $2,339,994 was used for capitalized exploration expenditures substantially all on the Gualcamayo property relating to the continuing second phase drill program and project related activities.

Cash from financing activities in the 2006 third quarter of $2,161,109 is from the partial exercise of stock options and warrants as compared to cash from financing activities of $17,679,293 in the 2005 third quarter, $17,315,849 net cash from a July 2005 bought deal financing and $363,444 on the partial exercise of stock options and warrants.

In summary, for the 2006 third quarter, total cash and cash equivalents decreased by $4,135,594 to $69,074,631 as compared to an increase in total cash and cash equivalents for the 2005 third quarter of $15,226,223 to $26,634,205.

For the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005:

Loss For The Period:

For the nine months ended September 30, 2006, the Company had a loss of $4,231,663 as compared to a loss of $1,936,019 for the nine months ended September 30, 2005. A significant component of operating expenses in these periods is stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation which is $2,719,944 and $1,092,697, respectively. Before consideration of the non-cash stock-based compensation, in the nine months ended September 30, 2006 the Company had a loss of $1,511,719 as compared to a loss of $843,322 for the nine months ended September 30, 2005. The current period loss includes take-over bid expenses of $1,393,509 and is net of $1,855,827 in interest income, generated primarily by the proceeds invested from the net $56.6 million February 2006 financing, as compared to $310,783 in interest income in the nine months ended September 30, 2005, generated primarily by the proceeds invested from the net $17.6 million July 2005 financing.

The Loss Before The Following in the nine months ended September 30, 2006 excluding stock-based compensation is $1,951,483 as compared to $1,229,446 in the nine months ended September 30, 2005. The relative increase in spending is primarily a result of the increase in personnel and related cash compensation and professional fees in connection with the ongoing control certification support assignment which began in the fall of 2005. Included in the current 2006 period is the filing fee and related expenses of listing on the American Stock Exchange and in the 2005 period the filing fee and related expenses of listing on the TSX. Company representatives attended nine industry conferences in North America and gave marketing presentations in North America and Europe.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2006, $20,384,500 was spent substantially all on the Gualcamayo property including non-cash $3,715,271 stock-based compensation to project geologists, engineers and personnel. Stock-based compensation capitalized as exploration expenditures in the nine months ended September 30, 2005 was nil. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, aeromagnetic survey, technical engineering, geotechnical studies and baseline study for the Environmental Impact Statement, access road to the site, roads to access the proposed pit area, roads to and drill pads for the Quebrada Perdida and other regional Gualcamayo exploration targets and purchase of vehicles and equipment, as compared to $6,061,684 spent in the nine months ended September 30, 2005 substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at September 30, 2006 is $3,351,389 of Argentine value added tax. The Company has filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2006 is $307,779, inclusive of $1,855,827 interest income, as compared to cash used in the nine months ended September 30, 2005 of $1,007,131, inclusive of $310,783 interest income.

Cash used in investing activities in the nine months ended September 30, 2006 of $15,488,767 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the nine months ended September 30, 2005, cash of $5,162,449 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the nine months ended September 30, 2006 of $61,754,918 is comprised of the $56,637,142 net cash from the February 2006 bought deal financing and $5,117,776 from the partial exercise of stock options and warrants as compared to cash from financing activities of net $18,304,801 in the nine months ended September 30, 2005, $17,283,418 net cash from a July 2005 bought deal financing and $1,021,383 on the partial exercise of stock options and warrants.

In summary, for the nine months ended September 30, 2006, total cash and cash equivalents increased by $45,958,372 to $69,074,631 as compared to an increase in total cash and cash equivalents for the nine months ended September 30, 2005 of $12,135,221 to $26,634,205.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each of the eight most recently completed quarters.

	Quarter Ended
	Sept 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,
	2006		2006		2006		2005		2005		2005		2005		2004
	$		$		$		$		$		$		$		$

Capitalized
property
acquisition and
exploration costs	7,407,387	(2)	8,146,153	(3)	4,830,960	(4)	3,962,184	(5)	2,911,029	(6)	1,826,823	(6)	1,323,832	(6)	443,981	(6)
Revenue(1)	-		-		-		-		-		-		-		-
Loss from
operations	1,714,027	(7)	2,185,617	(8)	332,019		1,185,816	(9)	75,071		557,240		1,303,708	(10)	658,536	(11)
Basic and diluted
loss per share	0.03		0.04		0.01		0.03		0.00		0.02		0.04		0.02

(1)	the Company is in the advanced exploration stage and has no revenues
(2)	includes $1,314,154 stock-based compensation
(3)	includes $1,972,627 stock-based compensation
(4)	includes $428,490 stock-based compensation
(5)	includes $214,019 stock-based compensation and $138,361 bonus shares
(6)	consists entirely of capitalized property exploration costs
(7)	includes $402,666 stock-based compensation
(8)	includes $2,317,278 stock-based compensation
(9)	includes $1,064,288 stock-based compensation
(10)	includes $1,092,697 stock-based compensation
(11)	includes $230,150 stock based compensation

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2006 as compared to as at December 31, 2005:

As at September 30, 2006, the Company has cash and cash equivalents of $69,074,631 as compared to cash and cash equivalents of $23,116,259 as at December 31, 2005, an increase of $45,958,372. The increase is a result of the February 2006 bought deal financing which netted the Company $56,637,142. Working capital at September 30, 2006 is $65,588,705 of which, after deducting obligations subsequent to September 30, 2006 of an estimated $3.15 million in additional fees to professional advisors in connection with the take-over of the Company, $2.4 million in buy-out payments pursuant to change of control agreements and $910,000 in performance bonuses, approximately $59 million will be available to advance the Gualcamayo project and the Company’s regional exploration programs.

As of the November 1, 2006 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of the Company’s outstanding warrants and stock options granted as of September 30, 2006. As of September 30, 2006, if all outstanding warrants and options were exercised, a total 5,796,026 common shares would be issued for cash proceeds of $20,821,568. The outstanding warrants for 1,769,726 shares expire December 6, 2006 and would realize cash proceeds of $4,866,746. The outstanding stock options for 4,026,300 shares have a weighted average remaining contractual life of 3.59 years and would realize cash proceeds of $15,954,822.

As of September 30, 2006, the Company considers its existing funds to be sufficient in order to carry out planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next nine months. Development of the Gualcamayo project beyond feasibility will require additional funds.

Effective October 13, 2006, the Company was acquired by Yamana and on October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6 % of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extent permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange as soon as practicable following consummation of the transaction.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at September 30, 2006 is $1,950,982 and $164,189 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2005 are substantially unchanged as at November 1, 2006.

CONTRACTUAL OBLIGATIONS

Office Operating Lease Obligations

		Less than	1-3	4-5
	Total	1 year	years	years
	$	$	$	$
Vancouver Office	469,040	93,808	281,424	93,808
Argentina Office	1,728	1,728	-	-
	470,768	95,536	281,424	93,808

Purchase Obligations

The Company estimates that subsequent to September 30, 2006, in connection with the take-over of the Company, additional fees to professional advisors totaling $3,150,000 and $2,400,000 in buy-out payments pursuant to change of control agreements, has or will be incurred.

On October 17, 2006, the directors of the Company, with the consent of Yamana, approved performance bonuses to certain officers, employees and consultants totaling $910,000.

In addition to the undertakings described above, the Company has contractual purchase obligations in the ordinary course of its business in the continued exploration and development of its advanced stage Gualcamayo gold project in Argentina.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, 2006, a total of $341,175 in cash compensation pursuant to consulting service agreements was paid or payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. As the Company and Corex share a director in common, the agreement was negotiated at arm’s length and was approved by the independent directors of both companies.

CRITICAL ACCOUNTING ESTIMATES

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the chief executive officer and chief financial officer, are responsible for establishing and maintaining disclosure controls and procedures for the Company, and have designed such disclosure controls and procedures, or caused them to be designed under the supervision of management, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which the interim filings are being prepared.

DISCLOSURE OF SHARE DATA AS AT NOVEMBER 1, 2006

i.

shares authorized:

an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

54,939,583 common shares with a recorded value of $112,695,536

iii.	warrants and stock options outstanding:

	Number	Exercise Price	Date of Expiry
		$
Stock Options	370,000	1.25	December 3, 2008
	130,000	1.35	January 12, 2009
	75,000	1.25	February 19, 2009
	150,000	1.27	April 2, 2009
	225,000	1.57	September 13, 2009
	592,000	2.46	January 31, 2010
	34,000	3.24	August 15, 2010
	300,000	3.55	November 16, 2010
	61,300	4.61	December 20, 2010
	245,000	5.10	January 6, 2011
	210,000	6.74	March 21, 2011
	21,000	8.06	April 28, 2011
	910,000	7.70	June 26, 2011
	30,000	9.34	August 8, 2011
	90,000	9.44	October 5, 2011
	3,443,300

Warrants	1,244,300	2.75	December 6, 2006

	4,687,600

OTHER INFORMATION

(a)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	Annual Information Form:

The Company’s 2005 Annual Information Form is available for viewing on SEDAR at www.sedar.com

C O R P O R A T E    D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	TSX - VYE	DuMoulin Black
Richard Colterjohn	AMEX - XVE	595 Howe Street, 10th Floor
Eric Cunningham		Vancouver, BC V6C 2T5
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 54,939,583	Lang Michener LLP
John Ivany	Common Shares	1500 Royal Centre
Robert Matthews	(at November 1, 2006)	1055 West Georgia Street
Ronald Netolitzky		Vancouver, BC V6E 4N7
HEAD OFFICE
OFFICERS	700 West Pender Street, Suite 301	REGISTRAR AND
Ronald Netolitzky	Vancouver, BC V6C 1G8	TRANSFER AGENT
Chairman of the Board	Tel: 604-669-4777	Computershare Trust
	Fax: 604-696-0212	Company of Canada
Patrick Downey	www. viceroyexploration. corn	100 University Ave., 11th Floor
President and CEO		Toronto, Ontario M5J 2Y1
SAN JUAN OFFICE
John Fairchild, C.A.	San Luis 235 Oeste	510 Burrard Street, 2nd Floor
Chief Financial Officer	(5400) San Juan, Argentina	Vancouver, BC V6C 3B9
Tel: (011) 54-264-421-1573
Michele Jones	Fax: (011) 54-264-427-4136	AUDITOR
Corporate Secretary		PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7

General Disclaimer
Viceroy Exploration Ltd. ("Viceroy"), has taken all reasonable care in producing and publishing information contained in this report. Material in this report may still contain technical or other inaccuracies, omissions, or typographical errors, for which Viceroy assumes no responsibility. Viceroy does not warrant or make any representations regarding the use, validity, accuracy, timeliness, completeness or reliability of any claims, statements or information in this report. Under no circumstances, including, but not limited to, negligence, shall Viceroy be liable for any direct, indirect, special, incidental, consequential, or other damages, including but not limited to loss of profits, whether or not advised of the possibility of damage, arising from use, or inability to use, the material in this report. The information herein is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise, any information in this report, except for personal use, unless you have obtained our express permission.

The Toronto Stock Exchange has not reviewed the information in this report and does not accept responsibility for the adequacy or accuracy of it.

Forward-Looking Statements
This report contains forward-looking statements including, but not limited to, comments regarding predictions and projections. One can identify these forward-looking statements by use of words such as "expects", "plans", "anticipates", "intends" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements address future events and conditions and therefore involve inherent risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry as well as delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although Viceroy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This report may contain information about adjacent properties to those of Viceroy on which Viceroy has no right to explore or mine. The mining guidelines of the United States Securities and Exchange Commission (the "SEC") strictly prohibit information of this type in documents filed with the SEC. US investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on Viceroy's properties. This annual report may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This report uses the terms "measured resources", "indicated resources" and "inferred resources". Please be advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.